SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

DYNE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

26818M108

(CUSIP Number)

Jean-Philippe Kouakou-Zebouah

Chief Financial Officer

Vida Ventures II, LLC

40 Broad Street, Suite 201

Boston, MA 02109

(857)-254-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 26818M108	13D

1	NAMES OF REPORTING PERSONS Vida Ventures II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,880,125 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,880,125 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,880,125 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Vida II (as defined in Item 2(a) below). VV Manager II (as defined in Item 2(a) below) is the manager of Vida II and may be deemed to have voting, investment and dispositive power with respect to these securities. Arie Belldegrun, Fred Cohen and Leonard Potter are the members of the management committee of VV Manager II (the “Management Committee”) and Stefan Vitorovic, Arjun Goyal, Helen Kim, Rajul Jain and Joshua Kazam are the members of the investment committee of VV Manager II (the “Investment Committee”). Each of the Management Committee, the Investment Committee and the respective members thereof may be deemed to share voting, investment and dispositive power over the shares held by Vida II.

(2)

Based on 45,422,957 shares of Common Stock outstanding (which reflects the full exercise by the underwriters of their option to purchase additional shares of Common Stock in connection with the Issuer’s initial public offering), as reported by the Issuer in its final prospectus dated September 16, 2020 and filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 26818M108	13D

1	NAMES OF REPORTING PERSONS Vida Ventures II-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,921 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,921 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,921 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Vida II-A (as defined in Item 2(a) below). VV Manager II is the manager of Vida II-A and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the Management Committee, the Investment Committee and the respective members thereof may be deemed to share voting, investment and dispositive power over the shares held by Vida II-A.

(2)

Based on 45,422,957 shares of Common Stock outstanding (which reflects the full exercise by the underwriters of their option to purchase additional shares of Common Stock in connection with the Issuer’s initial public offering), as reported by the Issuer in its final prospectus dated September 16, 2020 and filed with the Commission on September 17, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 26818M108	13D

1	NAMES OF REPORTING PERSONS VV Manager II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,960,046 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,960,046 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,046 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 2,880,125 shares held of record by Vida II and (ii) 79,921 shares held of record by Vida II-A. VV Manager II is the manager of Vida II and Vida II-A and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of Vida II and Vida II-A. Each of the Management Committee, the Investment Committee and the respective members thereof may be deemed to share voting, investment and dispositive power over the shares held by Vida II and Vida II-A.

(2)

Based on 45,422,957 shares of Common Stock outstanding (which reflects the full exercise by the underwriters of their option to purchase additional shares of Common Stock in connection with the Issuer’s initial public offering), as reported by the Issuer in its final prospectus dated September 16, 2020 and filed with the Commission on September 17, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 26818M108	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Dyne Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 830 Winter Street, Waltham, Massachusetts 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable

Item 2. Identity and Background.

(a) This Statement is being filed by Vida Ventures II, LLC (“Vida II”), Vida Ventures II-A, LLC (“Vida II-A”) and VV Manager II, LLC (“VV Manager II,” and together with Vida II and Vida II-A, the “Reporting Entities”). The agreement among the Reporting Entities to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Entity disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Entity’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Entity.

(b) The business offices of each Reporting Entity is 40 Broad Street, Suite 201, Boston, MA 02109.

(c) Each of Vida II and Vida II-A are venture capital investment entities. VV Manager II is the manager of each of Vida II and Vida II-A

(d) During the past five years, none of the Reporting Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Entities are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Entities is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On August 7, 2020, Vida II purchased 6,922,803 shares of the Issuer’s Series B preferred stock for a purchase price of $2.811 per share and an aggregate purchase price of $19,459,999.23.

On August 7, 2020, Vida II-A purchased 192,102 shares of the Issuer’s Series B preferred stock for a purchase price of $2.811 per share and an aggregate purchase price of $539,998.72.

On September 21, 2020, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), the Issuer’s Series B preferred stock automatically converted into shares of the Issuer’s Common Stock on a 3.3169-for-1 basis for no consideration, which resulted in Vida II holding 2,087,130 shares of Common Stock and Vida II-A holding 57,916 shares of Common Stock (the “Conversion”).

In addition, on September 21, 2020, in connection with the Offering, Vida II purchased an additional 792,995 shares of the Issuer’s Common Stock for a purchase price of $19.00 per share and an aggregate purchase price of $15,066,905.00 and Vida II-A purchased an additional 22,005 shares of the Issuer’s Common Stock for a purchase price of $19.00 per share and an aggregate purchase price of $418,095.00 (collectively, the “Purchases”). Following the Conversion and the Purchases, Vida II directly held an aggregate of 2,880,125 shares of Common Stock and Vida II-A directly held an aggregate of 79,921 shares of Common Stock.

All shares of Series B preferred stock of the Issuer purchased by Vida II and Vida II-A have been purchased using investment funds provided to each of Vida II and Vida II-A by their respective members and manager. The Purchases were funded by a line of credit with First Republic Bank in the normal course of business and then paid down from the proceeds of capital calls of the members of Vida II and Vida II-A, respectively.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Entities hold the securities of the Issuer for general investment purposes. The Reporting Entities may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Entities intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Entities have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 3 above.

(c) Except as reported in this Statement, none of the Reporting Entities has affected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited liability company agreements of each of Vida II and Vida II-A, VV Manager II and the members of each of Vida II and Vida II-A may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series B preferred stock, Vida II, Vida II-A and certain of the Issuer’s other investors entered into an Amended and Restated Investors’ Rights Agreement, dated August 7, 2020, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-248414) declared effective by the Commission on September 16, 2020 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of Vida II and Vida II-A have entered into lock-up agreements, pursuant to which each of Vida II and Vida II-A have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by Vida II or Vida II-A for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated October 1, 2020, by and among the Reporting Entities (filed herewith).

Exhibit 2:	Amended and Restated Investors’ Rights Agreement, dated August 7, 2020, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on August 25, 2020 (SEC File No. 333-248414) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit D to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on September 10, 2020 (SEC File No. 333-248414) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2020

VIDA VENTURES II, LLC

By:	VV Manager II, LLC
Its:	Manager

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Director

VIDA VENTURES II-A, LLC

By:	VV Manager II, LLC
Its:	Manager

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Director

VV MANAGER II, LLC

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Director